DC
PE
12-17-07

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

08020264

RECD S.E.C.
JAN 0 3 2008
1086

January 3, 2008

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 1/3/2008

Elliott V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Re: The McGraw Hill Companies, Inc.
Incoming letter dated December 17, 2007

Dear Mr. Stein:

This is in response to your letter dated December 17, 2007 concerning the shareholder proposal submitted to McGraw Hill by Northstar Asset Management Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Julie N.W. Goodridge
President
Northstar Asset Management Inc.
P.O. Box 301840
Boston, MA 02130

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 17, 2007

BY EMAIL TO cfletters@sec.gov
WITH COPIES BY COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The McGraw Hill Companies, Inc.
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of The McGraw Hill Companies, Inc. (the "Company"), a New York corporation, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 19, 2007, the Company received a letter, dated that same date, from Northstar Asset Management, Inc. (the "Proponent") requesting that the Company include a shareholder proposal (the "Proposal") in the Company's 2008 proxy statement. A copy of the Proponent's letter and the Proposal is attached hereto as Exhibit A.

The resolution contained in the Proposal provides:

"Resolved, that the shareholders of The McGraw Hill Companies ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under Section 162(e)(1)B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. an accounting of the Company's funds that are used for political contributions or expenditures as described above;

   b. identification of the person or persons in the Company who participated in ma king the decisions to make the political contribution or expenditure; and

   c. the internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders."

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2008 annual meeting of shareholders pursuant to Exchange Act Rules 14a-8(b) and 14a-8(f). Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

The Company intends to file its definitive 2008 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2008 and the annual meeting of the Company's shareholders is expected to occur on or about April 30, 2008. Printing of the definitive proxy statement is expected to begin on March 12, 2007. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

Discussion

The Proposal may be properly omitted in accordance with Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to provide the Company, within the period set forth in

Rule 14a-8(f), adequate verification that the Proponent satisfies the eligibility requirements of Rule 14a-8(b).

Rule 14a-8(b)(1) requires, among other things, that, in order to be eligible to submit the Proposal, the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the Proponent submitted the Proposal. The Proponent's letter stated that it satisfied the eligibility requirements of Rule 14a-8. The Proponent's letter, however, did not enclose proof of such ownership but rather stated that "[p]roof of ownership would be provided upon request."

According to the Company's records, the Proponent is not a record owner of the Company's voting stock. Therefore, in accordance with Rule 14a-8(f), on November 19, 2007, the same day that the Company received the Proposal, the Company sent a letter (the "Company Letter") via registered mail to the Proponent, requesting proof that the Proponent's stockholdings satisfy the requirements of Rule 14a-8(b). In particular, the Company Letter notified the Proponent that, because the Proponent was not a record holder of the Company's stock, the Proponent was required to submit a written statement from the record holder of its securities "verifying that, at the time Northstar submitted the proposal, Northstar continuously held the securities for at least one year." The Company Letter also included a copy of Rule 14a-8 and stated that the required documentation was required to be submitted to the Company within 14 calendar days of the date of receipt of the Company Letter. *See* Section C of Staff Legal Bulletin 14B of September 15, 2004. A copy of the Company Letter is attached hereto as Exhibit B.

In response to the Company Letter, on November 26, 2007, the Company received a facsimile copy of a letter (the "Broker Letter"), dated November 12, 2007, from Morgan Stanley stating that, "[a]s of November 12, 2007," Morgan Stanley held 3500 shares of common stock of the Company on behalf of the Proponent and that it "continuously held these shares on behalf of Northstar prior to November 12, 2006." A copy of the Broker Letter is attached hereto as Exhibit C. As more fully discussed below, the Broker Letter does not satisfy the Proponent's obligation under Rule 14a-8(b)(2) because the Proponent submitted the Proposal on November 19, 2007 but only provided proof of ownership as of November 12, 2007.

Rule 14a-8(b)(2) provides that a shareholder proponent who is not a registered holder (and who has not filed a Schedule 13G, Form 3, Form 4 and/or Form 5) must prove eligibility by submitting a written statement from the record holder of the securities verifying that, *at the time the shareholder submitted the proposal*, the shareholder continuously held the securities for at least one year. Under Rule 14a-8(f), if a shareholder fails to follow an eligibility requirement, a company may exclude the shareholder's proposal if (i) within 14 calendar days of receiving the proposal, the company provides the shareholder with written notice of the defect, including the time for responding and (ii) the shareholder fails to respond to this notice within 14 calendar days of receiving notice of the defect or the shareholder timely responds but does not cure the defect. *See* Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

In the instant situation, the Proponent failed to include with the Proposal proof that it satisfied the eligibility requirements of Rule 14a-8. The Company sent the Proponent prompt, written notice of this procedural defect and explicitly informed the Proponent what would constitute appropriate proof of ownership: namely, a statement from the record holder "verifying that, at the time Northstar submitted the proposal, Northstar continuously held the securities for at least one year." The Broker Letter, however, is dated November 12, 2007 and explicitly speaks only "[a]s of November 12, 2007"; therefore, it does not verify that the Proponent held the requisite number of securities for at least one year as of the date the Proponent submitted the Proposal as it provides no information about the Proponent's ownership of the Company's stock from November 13, 2007 through November 19, 2007.[1] Consequently, the Proposal is excludable pursuant to Rule 14a-8(f). *See, e.g.,* Exxon Mobil Corp (March 1, 2007) (permitting exclusion where proponent submitted proposal December 7, 2006 and a broker letter verifying ownership dated December 1, 2006); Milacron Inc (December 21, 2004) (permitting exclusion where proponent submitted proposal September 15, 2004 and a broker letter verifying ownership dated July 2, 2004).

Indeed, the Staff, in SLB 14, provide an illustration that squarely deals with a substantially identical deficiency to the instant situation. In particular, the Staff states:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

For the foregoing reasons, the Proponent has not provided, within the period set forth in Rule 14a-8(f), adequate verification that the Proponent satisfies the eligibility requirements of Rule 14a-8(b).

---

[1] We further note that the Broker Letter's statement that the shares were held continuously for at least one year is also deficient as it states that Morgan Stanley continuously held these shares on behalf of the Proponent "prior to November 12, *2006*": even if one were to use the date of the Broker Letter (i.e., November 12, 2007) as the appropriate date for verification, the relevant period for the continuous holding of the shares is the one-year period prior to November 12, *2007*, not 2006.

Conclusion

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted in accordance with Rules 14a-8(b) and 14a-8(f). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2008 Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,

Elliott V. Stein

cc: Julie N.W. Goodridge, President, Northstar Asset Management, Inc.

FYI.
Tracy
11/19/07

RTHSTAR ASSET MANAGEMENT INC

November 19, 2007

KMV RECEIVED
11/19

Mr. Harold McGraw III
Chief Executive Officer
McGraw Hill Cos.
1221 Avenue of the Americas
New York, NY 10020-1095

Dear Mr. McGraw:

As a longtime shareholder of McGraw Hill, we appreciate our company's commitment to enhancing and protecting shareholder value and to good corporate citizenship. Changes in federal statutes require corporations to report detailed and specific information. Corporate transparency and accountability are key ingredients of an effective compliance program. The shareholder proposal I submit to you today seeks to enhance our Company's transparency and accountability.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 3,500 shares of McGraw Hill Cos. common stock, we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. The proposal asks the Board of Directors to disclose its policies and procedures for making political contributions and an accounting of the funds contributed.

As required by Rule 14a-8 we have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from McGraw Hill to adopt meaningful guidelines for its political contributions and to require oversight by our Board of Directors of the company's political spending and political spending guidelines would allow for the withdrawal of the resolution. We believe that this proposal is in the best interest of McGraw Hill and its shareholders.

Sincerely,

Julie N.W. Goodridge (ws)

Julie N. W. Goodridge,
President

PO BOX 301840 BOSTON MASSACHUSETTS 02130. TEL 617 522-2635 FAX 617 522-3165

Corporate Political Contributions and Trade Association Payments

Resolved, that the shareholders of The McGraw Hill Companies ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

   c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Supporting Statement

As long-term shareholders of McGraw Hill, we support policies that apply transparency and accountability to corporate spending on political activities. Such disclosure is consistent with public policy and is in the best interest of the Company's shareholders.

Company executives exercise wide discretion over the use of corporate resources for political activities. These decisions involve political contributions, called "soft money," and payments to trade associations and related groups that are used for political activities. Most of these expenditures are not disclosed.

However, its payments to trade associations used for political activities are undisclosed and unknown. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate. The result: shareholders and, in many cases, management do not know how trade associations use their company's money politically. The proposal asks the Company to disclose its political contributions and payments to trade associations and other tax-exempt organizations.

Absent a system of accountability, company assets can be used for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. Relying on publicly available data does not provide a complete picture of the Company's political expenditures. The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

The McGraw·Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

1221 Avenue of the Americas
New York, NY 10020-1095
212 512 3998 Tel
212 512 3997 Fax
scott_bennett@mcgraw-hill.com

November 19, 2007

REGISTERED MAIL, RETURN RECEIPT REQUESTED

Ms. Julie N.W. Goodridge
President
Northstar Asset Management Inc.
P.O. Box 301840
Boston, Massachusetts 02130

Dear Ms. Goodridge:

A letter and stockholder proposal from Northstar Asset Management Inc. ("Northstar") addressed to Mr. Harold McGraw III was faxed to our offices on November 19, 2007.

Pursuant to Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for consideration at McGraw-Hill's 2007 Annual Meeting, Northstar must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted. In addition, Northstar must also continue to hold such securities through the date of the meeting.

Following receipt of the proposal, we searched our shareholder records, but were unable to find Northstar listed as a record holder of McGraw-Hill stock. We are therefore now requesting proof of Northstar's stockholdings, as required by Rule 14a-8. A copy of the applicable SEC provision is also enclosed with this letter.

If Northstar is a McGraw-Hill stockholder of record, we apologize for not locating it in our own records. In such case, we will need for you to advise us precisely how the McGraw-Hill shares are listed on our records. If Northstar is not a registered stockholder, you must prove its eligibility to the company in one of two ways. The first way is to submit to the company a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time Northstar submitted the proposal, Northstar continuously held the securities for at least one year. The second way to prove ownership applies only if Northstar has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC (or amendments to those documents or updated forms), reflecting

Northstar's ownership of the shares as of or before the date on which the one-year eligibility period begins. If Northstar has filed one of these documents with the SEC, you may demonstrate Northstar's eligibility by submitting to the company (i) a copy of the schedule and/or form, and any subsequent amendments, reporting a change in Northstar's ownership level and (ii) Northstar's written statement that Northstar continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that all of the required documentation set forth in this letter must be sent directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to exclude the proposal under the applicable provisions of Regulation 14A.

Very truly yours,

Scott L. Bennett

Scott L. Bennett

Enclosure

[Laws and Regs] [CCH Explanations] [CCH Annotations] [Securities Regulation - Loss and Seligman]

Shareholder Proposals

Reg. §240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶77,507), effective with respect to solicitations, consents or authorizations commenced after February 15,

1968, 32 F. R. 20964; Release No. 34-9784 (¶78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶86,018), effective June 29, 1998, 63 F.R. 29106; Release No. 34-55146 (¶87,745), effective March 30, 2007, 72 F.R. 4147.]

Ferncroft Corporate Center
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Morgan Stanley

November 12, 2007

Harold McGraw III
Chief Executive Officer
McGraw Hill Cos.
1221 Avenue of the Americas
New York, NY 10020-1095

Dear Mr. McGraw:

Morgan Stanley acts as the custodian for NorthStar Asset Management, Inc. As of November 12, 2007, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 3500 shares of McGraw Hill Cos. common stock in its clients' account. Morgan Stanley has continuously held these shares on behalf of NorthStar prior to November 12, 2006.

Sincerely,

Donna K. Colahan
Vice President
Financial Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 3, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw Hill Companies, Inc.
Incoming letter dated December 17, 2007

The proposal relates to political contributions and expenditures.

There appears to be some basis for your view that McGraw Hill may exclude the proposal under rule 14a-8(f). We note your representation that the proponent failed to supply, within 14 days of receipt of McGraw Hill's request, documentary support evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if McGraw Hill omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END